Exhibit 16.1

June 16, 2016
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated June 16, 2016, of Westell Technologies, Inc. and are in agreement with the statements contained in the first sentence of the first paragraph, as well as the second and third paragraph on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP

Chicago, Illinois